SEC MAIL RECEIVED
FEB 2 3 2007
WASH. D.C.
156 SEC

AB 3/13

07003257

SE ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46982

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1. 2006 (MM/DD/YY) AND ENDING DECEMBER 31. 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hamilton Cavanaugh Investment Brokers, Inc.
D/B/A HAMILTON CAVANAUGH & ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

661 N. BROADWAY
(No. and Street)

N. WHITE PLAINS	NY	10603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MATTHEW H. SAMPSON JR — 914-761-6110
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SANTORO, AMEDEO & COMPANY
(Name – *if individual, state last, first, middle name*)

83 CALVERT STREET	HARRISON	NY	10528
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 16 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, JOHN HAMILTON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HAMILTON CAVANAUGH & ASSOCIATES, INC., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

THESE

LINES

ARE BLANK

State of New York
County of Westchester
February 27, 2007

[signature]
Signature

PRESIDENT
Title

[signature]
Notary Public

CELESTE ANNE GOETHE
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01G06082448
QUALIFIED IN WESTCHESTER COUNTY
COMMISSION EXPIRES 10-28-~~2006~~ 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Santoro, Amedeo & Company
Certified Public Accountants

February 16, 2007

Board of Directors
Hamilton Cavanaugh & Associates, Inc.

In planning and performing our audit of the financial statements of Hamilton Cavanaugh & Associates, Inc. as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with

83 Calvert Street ~ Harrison ~ New York ~ Tel: 914-835-2700 ~ Fax: 914-835-2227

generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, The National Association of Securities Dealers, Inc., and the other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Santoro, Amedeo + Co.

Santoro, Amedeo & Co.
Harrison, New York 10582

HAMILTON CAVANAUGH & ASSOCIATES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

HAMILTON CAVANAUGH AND ASSOCIATES, INC.
CONTENTS
DECEMBER 31, 2006 AND 2005

Santoro, Amedeo & Company
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

Stockholder and Directors
Hamilton Cavanaugh & Associates, Inc.
White Plains, New York

We have audited the accompanying statement of financial condition of Hamilton Cavanaugh & Associates, Inc. as of December 31, 2006 and 2005, and related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Untied States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hamilton Cavanaugh & Associates, Inc. as of December 31, 2006 and 2005, and the results of its operations and cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 and 11 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but page 10 is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Santoro, Amedeo + Co.

February 20, 2007

83 Calvert Street ~ Harrison ~ New York ~ Tel: 914-835-2700 ~ Fax: 914-835-2227

HAMILTON CAVANAUGH AND ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS		
Current assets:		
Cash	$ 1,056,928	$ 1,409,533
Investments	138,555	119,700
Accounts receivable	33,819	17,151
Prepaid expenses and employee loans	63,050	53,385
Total current assets	1,292,352	1,599,769
Property and equipment:		
Equipment	573,061	518,080
Less accumulated depreciation	317,716	236,201
	255,345	281,879
Other assets:		
Deposits	4,846	4,660
Total assets	$ 1,552,543	$ 1,886,308
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities:		
Current portion of long term debt	$ 19,734	$ 19,734
Accounts payable and accrued expenses	497,147	598,196
Total current liabilities	516,881	617,930
Other liabilities:		
Long term debt, net of current portion	1,644	21,378
Total liabilities	518,525	639,308
Stockholder's equity:		
Common stock, no par value; 200 shares authorized, issued and outstanding	16,000	16,000
Retained earnings	1,018,018	1,231,000
Total stockholder's equity	1,034,018	1,247,000
Total liabilities and stockholder's equity	$ 1,552,543	$ 1,886,308

See notes to financial statements.

HAMILTON CAVANAUGH AND ASSOCIATES, INC.
STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Revenue:		
Gross commissions	$ 5,587,819	$ 5,680,443
Less commissions paid	(323,113)	(411,710)
Net commissions	$ 5,264,706	$ 5,268,733
Operating expenses:	4,160,726	4,068,469
Income before other income	1,103,980	1,200,264
Other income:		
Unrealized gain (loss)	(5,145)	75,000
Investment income	30,737	23,401
	25,592	98,401
Income before income taxes	1,129,572	1,298,665
Income taxes	950	425
Net income	$ 1,128,622	$ 1,298,240

See notes to financial statements.

HAMILTON CAVANAUGH AND ASSOCIATES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006		
	Capital stock	Retained earnings	Total
Balance, beginning of year	$ 16,000	$ 1,231,000	$ 1,247,000
Net income	-	1,128,622	1,128,622
Dividends paid	-	(1,341,604)	(1,341,604)
Balance, end of year	$ 16,000	$ 1,018,018	$ 1,034,018

	2005		
	Capital stock	Retained earnings	Total
Balance, beginning of year	$ 16,000	$ 396,906	$ 412,906
Net income	-	1,298,240	1,298,240
Dividends paid	-	(464,146)	(464,146)
Balance, end of year	$ 16,000	$ 1,231,000	$ 1,247,000

See notes to financial statements.

HAMILTON CAVANAUGH AND ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Cash flows from operating activities:		
Net income	$ 1,128,622	$ 1,298,240
Adjustments to reconcile net income to net cash provided by operating activities:		
Unrealized (gains) losses	5,145	(75,000)
Depreciation	81,515	86,635
(Increase) decrease in operating assets:		
Accounts receivable	(16,668)	12,526
Prepaid expenses	(9,665)	(3,873)
Deposits	(185)	(175)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	(101,050)	236,966
Net cash provided by operating activities	1,087,714	1,555,319
Cash flows (used in) investing activities:		
Purchase of property and equipment	(54,981)	(224,996)
Purchase of securities	(24,000)	-
Dividends paid	(1,341,604)	(464,146)
Net cash (used in) investing activities	(1,420,585)	(689,142)
Cash flows from financing activities:		
Proceeds from installment note	-	59,200
Repayment of installment note	(19,734)	(18,089)
Net cash provided by (used in) financing activities	(19,734)	41,111
Net increase (decrease) in cash	(352,605)	907,288
Cash, beginning of year	1,409,533	502,245
Cash, end of year	$ 1,056,928	$ 1,409,533
Supplemental disclosures:		
Interest paid	$ -	$ -
Income taxes	$ 950	$ 425

See notes to financial statements.

HAMILTON CAVANAUGH AND ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

1. Organization of company:

Hamilton Cavanaugh & Associates, Inc. a New York State corporation acts as a direct participation program general securities broker. The Company is engaged in the sale of variable annuities and mutual funds.

2. Summary of significant accounting policies:

Basis of accounting:

The Company prepares its financial statements on the accrual basis of accounting in accordance with generally accepted accounting principles. Revenue is recognized when earned and expenditures are recognized when incurred.

Cash and equivalents:

For purposes of reporting cash flows, the Company considers cash and equivalents to include money market accounts, and treasury bills with maturities of three months or less.

Property, equipment and depreciation:

Property and equipment are recorded at cost. The Company provides for depreciation using straight-line and accelerated methods over the estimated useful lives of the related assets.

Income taxes:

The Corporation's stockholder elected S corporation status on November 1, 2001 for Federal and New York State income tax purposes. The Corporation's income or loss is treated, for income tax purposes, substantially as if the corporation was a partnership and is reportable on the stockholder's individual income tax returns. For Federal income tax purposes, a provision for income taxes is not required. The Corporation is subject to a built-in gains tax on disposal of property and equipment and other assets that were purchased prior to November 1, 2001.

Investments:

Under FAS No. 124 investments are stated at market value except mortgages and real estate which are stated at cost. Net appreciation (depreciation) in the fair value of investments, which consist of the realized gains or losses and the unrealized appreciation (depreciation) on those investments, is shown in the statement of activities, and are included in other income.

Fair value of financial instruments:

Management believes the Company's carrying value of its financial instruments is a reasonable estimate of their fair value.

HAMILTON CAVANAUGH AND ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

2. Summary of significant accounting policies (continued)

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities and Exchange Commission Rule 15c3-3 exemption:

The Corporation was not required to maintain a reserve account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission at December 31, 2006 and 2005. All transactions are cleared through another broker-dealer on a fully disclosed basis.

3. Investments:

	2006		
	Cost	Fair Market Value	Unrealized Gains
4,500 Shares, National Association of Securities Dealers, Inc.	83,100	138,555	55,455
	$ 83,100	$ 138,555	$ 55,455

	2005		
	Cost	Fair Market Value	Unrealized Gains
1,500 Warrants, National Association of Securities Dealers, Inc.	$ 14,100	$ 14,100	$ -
3,000 Shares, National Association of Securities Dealers, Inc.	45,000	105,600	60,600
	$ 59,100	$ 119,700	$ 60,600

HAMILTON CAVANAUGH AND ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

4. Related party transactions:

The officer and stockholder of Hamilton Cavanaugh & Associates, Inc. is also the stockholder and member of affiliated companies.

The Company rents office space under an annual lease agreement, in a building owned by Hamilton Cavanaugh, LLC, a related company. Rent expense to the related company for the year ended December 31, 2006 and 2005 was $180,000.

5. Cash:

At various times during the year, the Company had balances in its operating accounts which were in excess of FDIC insurance limits. At December 31, 2006, the bank balances were in excess of FDIC insurance limits by approximately $345,000.

Money Market Funds:

The Company has Money Market Funds which are insured by SPIC up to $500,000 and additionally insured by Bank of America Corp. At December 31, 2006 the Company had a Money Market Fund balance of $652,609.

6. Installment note:

GMAC Financial Corp.- Payable in monthly installments of $1,644 which is principal only with no interest due. It is a 36 month loan, with the final payment due January 2008.

Maturities of long-term debt are as follows:

Year Ending December 31		
2007	$	19,734
2008		1,644
	$	21,378

7. Rent:

The Company also rents additional space under a non-cancelable lease, from a non-related party. In addition to the non-cancelable lease, the Company rents other facilities as needed on a short term basis. These leases are always under a year in length. Rent expense for the years ended December 2006 and 2005 was $44,877 and $43,225, respectively.

The future minimum lease payments, ending December 31, 2007, are $18,930.

8. Equipment lease:

The Company leases equipment and vehicles. Under the terms of the leases, the future minimum annual rental payments required at December 31, 2006 are as follows:

Year Ending December 31	Amount
2007	$ 33,264
2008	16,725
2009	5,668
2010	4,251
	$ 59,908

Rental expense for the leases for the year ended December 31, 2006 and 2005 was $39,152 and $46,628, respectively.

9. Net Capital requirement:

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1(a)(2)(vi)), which requires the maintenance of minimum net capital of 6 2/3% of aggregate indebtedness but not less than $5,000. Customer funds and/or securities are not handled by Hamilton Cavanaugh & Associates, Inc. As of December 31, 2006, Hamilton Cavanaugh & Associates, Inc. had $478,900 net capital.

10. Retirement plan:

The Company has a 401(k) plan covering substantially all eligible employees. Employees may elect to defer a portion of their salaries up to certain limits. A discretionary amount may also be contributed by the Company as determined by management at the end of each year. The Company's discretionary contributions for the year ended December 31, 2006 and 2005 were $101,194 and $95,013, respectively.

HAMILTON CAVANAUGH AND ASSOCIATES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

Net Capital:		
Stockholder's equity qualified for net capital		$ 1,034,018
Non-allowable assets:		
Non-allowable investments		138,555
Property and equipment, net		255,345
Prepaid expenses		63,051
Security deposits		4,846
Total non-allowable assets:		461,797
Net capital before haircuts on security positions		572,221
Haircuts on securities		58,735
Net Capital		513,486
Minimum net capital required:		
A.I. Liabilities from statement of financial condition	$ 518,525	
Required minimum net capital required percentage	6.67%	
Required minimum net capital required		34,586
Net capital in excess of requirement		$ 478,900

No material discrepancies exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part 11A Filing

HAMILTON CAVANAUGH AND ASSOCIATES, INC.
SCHEDULE OF OPERATING EXPENSES
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Officer's compensation	$ 600,000	$ 589,760
Employee compensation	1,207,929	1,243,033
Payroll taxes	108,116	109,234
Retirement plan	101,194	95,013
Outside consultants	203,950	160,100
Rent	224,877	223,225
Insurance	94,245	97,908
Health insurance and medical	110,895	97,369
Advertising	37,620	20,035
Business gifts	7,721	5,439
Professional fees	169,783	109,662
Computer consulting and maintenance	169,272	188,836
Automobile expense	74,418	63,915
Travel and lodging expense	192,740	191,368
Client promotion and sponsorships	230,602	240,021
Equipment rental and storage	41,860	50,282
Office expense	69,501	56,854
Office maintenance and repairs	37,554	20,713
Postage and shipping	23,483	24,439
Telephone	72,114	68,438
Marketing	59,291	72,868
Rubbish removal	3,281	2,990
Dues and subscriptions	41,576	33,216
Registration and membership fees	13,071	13,936
Temporary help	66,868	66,405
Continuing education and training	1,712	4,790
Seminars	10,388	19,262
Depreciation	81,515	86,635
Donations	103,078	94,292
Miscellaneous	2,072	18,431
	$ 4,160,726	$ 4,068,469

END

See notes to financial statements.